UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Ascendis Pharma A/S

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

04351P101

(CUSIP Number)

Ha-Jin Shin

Sofinnova Partners

Immeuble le Centorial

16-18 rue du Quatre-Septembre

75002 Paris

France

+33 1 53 05 41 04

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 12, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04351P101	Page 2 of 10

1.	Name of Reporting Persons Sofinnova Capital V FCPR (“SC V”) EIN: 98-0444341
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With

7.           Sole Voting Power

2,999,722 ordinary shares (including 185,186 ordinary shares represented by ADSs), except that Sofinnova Partners SAS, a French corporation (“SP SAS”), the management company of SC V, may be deemed to have sole voting power, and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”) and Monique Saulnier (“Saulnier”), the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

8. Shared Voting Power See row 7.

9.           Sole Dispositive Power

2,999,722 ordinary shares (including 185,186 ordinary shares represented by ADSs), except that SP SAS, the management company of SC V, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

10. Shared Dispositive Power See row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,999,722
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.2% (1)
14.	Type of Reporting Person (see instructions) 00

(1) The percentage is calculated based upon 32,502,555 shares of the Issuer’s Ordinary Shares, nominal value DDK1 per share outstanding, as reported on the Issuer’s Form 6-K filed with the Commission on June 15, 2017.

CUSIP No. 04351P101	Page 3 of 10

1.	Name of Reporting Persons Sofinnova Partners SAS, a French corporation (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With

7.            Sole Voting Power

2,999,722 ordinary shares (including 185,186 ordinary shares represented by ADSs), of which 2,999,722 shares are owned directly by SC V. SP SAS, the management company of SC V, may be deemed to have sole voting power, and Lucquin, Papiernik, and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

8. Shared Voting Power See row 7.

9.           Sole Dispositive Power

2,999,722 ordinary shares (including 185,186 ordinary shares represented by ADSs), except that SP SAS, the management company of SC V, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

10. Shared Dispositive Power See row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,999,722
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.2% (1)
14.	Type of Reporting Person (see instructions) 00

(1) The percentage is calculated based upon 32,502,555 shares of the Issuer’s Ordinary Shares, nominal value DDK1 per share outstanding, as reported on the Issuer’s Form 6-K filed with the Commission on June 15, 2017.

CUSIP No. 04351P101	Page 4 of 10

1.	Name of Reporting Persons Denis Lucquin (“Lucquin”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.           Shared Voting Power

2,999,722 ordinary shares (including 185,186 ordinary shares represented by ADSs), of which 2,999,722 shares are owned directly by SC V. SP SAS, the management company of SC V, may be deemed to have sole voting power, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.         Shared Dispositive Power

2,999,722 ordinary shares (including 185,186 ordinary shares represented by ADSs), of which 2,999,722 shares are owned directly by SC V. SP SAS, the management company of SC V, may be deemed to have power to dispose of these shares, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,999,722
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.2% (1)
14.	Type of Reporting Person (see instructions) IN

(1) The percentage is calculated based upon 32,502,555 shares of the Issuer’s Ordinary Shares, nominal value DDK1 per share outstanding, as reported on the Issuer’s Form 6-K filed with the Commission on June 15, 2017.

CUSIP No. 04351P101	Page 5 of 10

1.	Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.           Shared Voting Power

2,999,722 ordinary shares (including 185,186 ordinary shares represented by ADSs), of which 2,999,722 shares are owned directly by SC V. SP SAS, the management company of SC V, may be deemed to have sole voting power, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.         Shared Dispositive Power

2,999,722 ordinary shares (including 185,186 ordinary shares represented by ADSs), of which 2,999,722 shares are owned directly by SC V. SP SAS, the management company of SC V, may be deemed to have power to dispose of these shares, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,999,722
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.2% (1)
14.	Type of Reporting Person (see instructions) IN

(1) The percentage is calculated based upon 32,502,555 shares of the Issuer’s Ordinary Shares, nominal value DDK1 per share outstanding, as reported on the Issuer’s Form 6-K filed with the Commission on June 15, 2017.

CUSIP No. 04351P101	Page 6 of 10

1.	Name of Reporting Persons Monique Saulnier (“Saulnier”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.           Shared Voting Power

2,999,722 ordinary shares (including 185,186 ordinary shares represented by ADSs), of which 2,999,722 shares are owned directly by SC V. SP SAS, the management company of SC V, may be deemed to have sole voting power, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.         Shared Dispositive Power

2,999,722 ordinary shares (including 185,186 ordinary shares represented by ADSs), of which 2,999,722 shares are owned directly by SC V. SP SAS, the management company of SC V, may be deemed to have power to dispose of these shares, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,999,722
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.2% (1)
14.	Type of Reporting Person (see instructions) IN

(1) The percentage is calculated based upon 32,502,555 shares of the Issuer’s Ordinary Shares, nominal value DDK1 per share outstanding, as reported on the Issuer’s Form 6-K filed with the Commission on June 15, 2017.

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") by Sofinnova Capital V FCPR ("SC V"), Sofinnova Partners SAS, a French corporation ("SP SAS"), and Denis Lucquin ("Lucquin"), Antoine Papiernik ("Papiernik"), and Monique Saulnier ("Saulnier"), the managing partners of SP SAS (collectively, the "Listed Persons" and together with SC V and SP SAS, the "Filing Persons") on September 10, 2015. Rafaèle Tordjman ceased to be a managing partner of SP SAS on February 28, 2017, and is not a Listed Person on this Amendment No. 1. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D, as amended. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

(a)	See Rows 11 and 13 of the cover page for each of the Reporting Persons. The Reporting Persons disclaim beneficial ownership with respect to these shares except to the extent of their respective pecuniary interests therein.

(b)	See Rows 7, 8, 9, and 10 for each Reporting Person.

(c)	SC V has sold Ordinary Shares, or ADSs representing Ordinary Shares, of the Issuer, during the last 60 days on the following dates at the daily average prices indicated below and in the types of transactions indicated below:

Date	Shares	Average Per Share Price	Transaction Type
May 31, 2017	6,825	$24.0297	Open market
June 1, 2017	22,544	$24.0046	Open market
June 5, 2017	6,447	$25.1042	Open market
June 5, 2017	100,000	$24.0026	Block trade
June 6, 2017	200	$24.5000	Open market
June 12, 2017	68,500	$23.0576	Open market
June 12, 2017	225,000	$23.0400	Block trade
June 15, 2017	284,100	$22.5594	Block trade
June 16, 2017	15,780	$24.0000	Open market
June 19, 2017	127,963	$24.0705	Block trade
June 19, 2017	647,400	$23.0514	Block trade
June 21, 2017	11,500	$23.0506	Open market
June 22, 2017	30,000	$23.0500	Open market
June 23, 2017	958,500	$22.2500	Block trade

(d)	Under certain circumstances set forth in the operating agreement of SC V, the equity holders of SC V and SP SAS may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of Ordinary Shares or ADSs owned by SC V.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by deleting it in its entirety and replacing it with the following:

On March 23, 2017, Rafaèle Tordjman resigned from being a member of the Board of Directors of the Issuer.

In connection with the acquisition of the preference shares of the Issuer, SC V and certain other investors entered into an amended and restated shareholder s’ agreement. The amended and restated shareholders’ agreement provides for, among other things, a right of first refusal in favor of the Issuer’s shareholders and certain anti-dilution protections for holders of the Issuer’s preference C and preference D shares. The amended and restated shareholders’ agreement automatically terminated upon the closing of the Offering. The amended and restated shareholders’ agreement is more fully described in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on January 28, 2015 with the Securities and Exchange Commission.

SC V is party to a Registration Rights Agreement among the Issuer, SC V and other shareholders (as amended, the “Registration Rights Agreement”). Subject to the terms of the Registration Rights Agreement, holders of Ordinary Shares having registration rights can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The form of Registration Rights Agreement described in Item 6, was filed on December 18, 2014 as Exhibit 10.6 to the Issuer’s Registration Statement on From F-1 (File No. 333-201050), and the amendment to the Registration Rights Agreement was filed as Exhibit 4.2 to the Issuer’s Form 6-K filed with the Commission on February 14, 2015, and each is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended by deleting it in its entirety and replacing it with the following:

A.	Agreement regarding filing of joint Schedule 13D, filed as Exhibit A to the Schedule 13D and incorporated herein by reference.

B.	Form of Registration Rights Agreement described in Item 6, filed on December 18, 2014 as Exhibit 10.6 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.

C.	First Amendment to Registration Rights Agreement, filed on December 14, 2015 as Exhibit 4.1 to the Issuer’s Current Report on Form 6-K, and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2017

SOFINNOVA CAPITAL V FCPR		SOFINNOVA PARTNERS SAS

By:	Sofinnova Partners SAS	By:	/s/ Monique Saulnier
		Name:	Monique Saulnier
		Title:	Managing Partner

By:	/s/ Monique Saulnier
Name:	Monique Saulnier
Title:	Managing Partner

By:	/s/ Denis Lucquin	By:	/s/ Monique Saulnier
Name:	Denis Lucquin	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik
Name:	Antoine Papiernik

EXHIBITS

A.	Agreement regarding filing of joint Schedule 13D.

B.	Form of Registration Rights Agreement described in Item 6, filed on December 18, 2014 as Exhibit 10.6 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.

C.	First Amendment to Registration Rights Agreement, filed on December 14, 2015 as Exhibit 4.1 to the Issuer’s Current Report on Form 6-K, and incorporated herein by reference.